Exhibit 2.11

Ref:  418287

15 November 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

MANYINGEE SALE OF TENEMENT AGREEMENT EXECUTED

Paladin Energy Ltd (Paladin) (ASX:PDN / TSX:PDN) is pleased to advise that MGT Resources group of companies have signed a sale of tenement agreement with Paladin group of companies in relation to a joint venture over the Manyingee Mining Leases (M08/86, M08/87 M08/88) (Manyingee Uranium Project) in North Western Australia.

The transaction is conditional on all relevant approvals (including MGT shareholder approval) and is subject to MGT financing.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au